UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENT

Entry into a Definitive Share Purchase Agreement

X3 Holdings Co., Ltd. (the “Company”) has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) dated as of August 1, 2025, with a Non-U.S. individual (“Seller”), pursuant to which the Company agreed to acquire 100% of the outstanding equity interests in Creation Intelligent Co., Limited (“Creation Intelligent”), a Hong Kong-based company that holds a 51% equity interest in PicAIGames Technology Co., Ltd. (“PICAIGAMES”), a mobile game developer and operator renowned for its innovative gameplay design and strong user engagement metrics.

Pursuant to the Share Purchase Agreement, the consideration for the acquisition of Creation Intelligent consists of certain tangible assets of the Company, with a total assessed market value of approximately RMB59.4 million. Upon execution of the Share Purchase Agreement, the Company is entitled to full management and disposal rights over Creation Intelligent, including indirect control over PICAIGAMES’s 51% equity interest. The Share Purchase Agreement contains customary representations, warranties and agreements of the Company and the Seller, as well as customary breach of contract rights and obligations of the parties. The transaction is expected to close within one month following the execution of the Share Purchase Agreement (the “Closing”). Upon the consummation of the Closing, the Company will directly hold 100% of the equity interest in Creation Intelligent and indirectly hold 51% equity interest in PICAIGAMES.

The form of the Share Purchase Agreement is filed as Exhibit 99.1 herein, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Share Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Share Purchase Agreement

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. X3 Holdings Co., Ltd. (“X3 Holdings”) may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about X3 Holdings’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and X3 Holdings does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2025

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Co-Chief Executive Officer

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